EXHIBIT 99.1
BALLARD POWER SYSTEMS INC.
Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)

	September 30	December 31
	2005	2004
	(unaudited)

Assets

Current assets:
Cash and cash equivalents	$123,906	$188,748
Short-term investments	79,888	51,511
Accounts receivable	46,972	10,266
Inventories	16,388	12,325
Prepaid expenses and other current assets	5,542	2,396
Current assets held for sale (note 3)	—	13,003

	272,696	278,249

Property, plant and equipment	59,746	66,846
Intangible assets	41,131	61,916
Goodwill	155,324	155,324
Investments (note 2)	15,801	11,914
Long-term assets held for sale (note 3)	—	79,815
Other long-term assets	527	5,107

	$545,225	$659,171

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$26,899	$24,574
Deferred revenue	2,222	2,662
Accrued warranty liabilities	17,517	27,202
Current liabilities held for sale (note 3)	—	14,734

	46,638	69,172

Long-term liabilities	9,867	9,814
Long-term liabilities held for sale (note 3)	—	5,094

	56,505	84,080

Shareholders’ equity:
Share capital (note 5)	1,160,956	1,231,689
Contributed surplus	62,101	6,902
Accumulated deficit	(734,101)	(663,264)
Cumulative translation adjustment	(236)	(236)

	488,720	575,091

	$545,225	$659,171

See accompanying notes to consolidated financial statements.
Approved on behalf of the Board:

“Ian Bourne”	“Douglas Whitehead”
Director	Director

BALLARD POWER SYSTEMS INC.
Consolidated Statements of Operations and Accumulated Deficit
Unaudited (Expressed in thousands of U.S. dollars, except per share amounts)

	Three months ended		Nine months ended
		September 30		September 30
	2005	2004	2005	2004

Revenues:

Product revenues	$7,631	$21,923	$26,868	$50,552
Engineering service and other revenue	8,496	1,707	9,198	10,287

Total revenues	16,127	23,630	36,066	60,839

Cost of revenues and expenses:

Cost of product revenues	5,997	17,885	24,532	42,219
Research and product development	19,617	21,257	59,552	65,177
General and administrative	4,032	3,825	13,003	11,190
Marketing	1,952	3,071	6,096	7,770
Depreciation and amortization	6,862	7,975	20,667	31,298

Total cost of revenues and expenses	38,460	54,013	123,850	157,654

Loss before undernoted	(22,333)	(30,383)	(87,784)	(96,815)
Investment and other income	3,848	2,329	8,981	2,667
Loss on disposal and write-down of long-lived assets	(7,405)	(1,102)	(7,717)	(1,407)
Gain (loss) on assets held for sale (note 3)	17,781	(23,051)	17,781	(23,051)
Equity in loss of associated companies	(735)	(495)	(1,958)	(1,503)

Loss before income taxes	(8,844)	(52,702)	(70,697)	(120,109)
Income taxes	49	(121)	140	190

Net loss for period	(8,893)	(52,581)	(70,837)	(120,299)
Accumulated deficit, beginning of period	(725,208)	(555,575)	(663,264)	(487,857)

Accumulated deficit, end of period	$(734,101)	$(608,156)	$(734,101)	$(608,156)

Basic and diluted loss per share	$(0.07)	$(0.44)	$(0.58)	$(1.02)

Weighted average number of common shares outstanding	119,778,719	118,515,278	122,052,102	118,382,571

See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Consolidated Statements of Cash Flows
Unaudited (Expressed in thousands of U.S. dollars)

	Three months ended		Nine months ended
		September 30		September 30
	2005	2004	2005	2004

Cash provided by (used for):

Operating activities:
Net loss for period	$(8,893)	$(52,581)	$(70,837)	$(120,299)
Items not affecting cash:
Compensatory shares	2,478	2,283	5,780	4,400
Depreciation and amortization	7,580	9,512	23,108	35,855
(Gain) on forward foreign exchange contract	(830)	—	(830)	—
Loss (gain) on sale and write-down of long-lived assets	7,405	1,102	7,717	1,407
(Gain) loss on assets held for sale (note 3)	(17,781)	23,051	(17,781)	23,051
Equity in loss of associated companies	735	495	1,958	1,503
Other	(81)	(75)	(246)	(225)

	(9,387)	(16,213)	(51,131)	(54,308)

Changes in non-cash working capital:
Accounts receivable	(9,954)	(3,472)	(6,274)	1,240
Inventories	(358)	5,399	(4,063)	1,383
Prepaid expenses and other current assets	(316)	(693)	67	51
Accounts payable and accrued liabilities	1,683	1,628	(2,776)	(4,216)
Deferred revenue	1,140	(613)	(298)	1,056
Accrued warranty liabilities	(2,363)	4,666	(8,415)	(1,476)
Net current assets and liabilities held for sale (note 3)	(2,843)	(6,105)	(1,221)	(7,628)

	(13,011)	810	(22,980)	(9,590)

Cash used by operations	(22,398)	(15,403)	(74,111)	(63,898)

Investing activities:
Net (increase) decrease in short-term investments	64,975	54,502	(28,377)	(75,063)
Additions to property, plant and equipment	(2,010)	(2,403)	(3,454)	(3,552)
Additions to intangible assets	—	—	—	(23)
Proceeds on sale of property, plant and equipment	47	94	248	226
Disposition of assets held for sale	(4,287)	—	(5,247)	—
Investments (note 2)	(5,808)	—	(5,845)	(2,384)
Other long-term assets	(110)	(555)	(111)	(1,725)
Long-term liabilities	73	469	164	1,143

	52,880	52,107	(42,622)	(81,378)

Financing activities:
Net proceeds on issuance of share capital (note 5)	5,781	50	50,668	59
Other	1,223	—	1,223	(4)

	7,004	50	51,891	55

Increase (decrease) in cash and cash equivalents	37,486	36,754	(64,842)	(145,221)
Cash and cash equivalents, beginning of period	86,420	96,124	188,748	278,099

Cash and cash equivalents, end of period	$123,906	$132,878	$123,906	$132,878

Supplemental disclosure of cash flow information (note 7)
See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Unaudited (Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)
1.	Basis of presentation:

The accompanying financial information reflects the same accounting policies and methods of application as the Corporation’s 2004 Annual Report. The accompanying financial information does not include all disclosure required under Canadian generally accepted accounting principles (“GAAP”) because certain information included in the Corporation’s 2004 Annual Report has not been included in this report. These consolidated financial statements are unaudited but reflect all adjustments required for the fair presentation in accordance with GAAP and should be read in conjunction with the consolidated financial statements and notes thereto included in the Corporation’s 2004 Annual Report.

Certain comparative figures have been reclassified to conform with the basis of presentation adopted in the current year.

2.	Investments:

During the nine months ended September 30, 2005, the Corporation made an additional investment of $5,776,000 (2004 – $1,656,000) in EBARA BALLARD Corporation representing the Corporation’s proportionate share of financing by EBARA BALLARD shareholders. The Corporation also made an additional investment of $69,000 (2004 – $728,000) in Chrysalix Energy Limited Partnership.

3.	Assets held for sale:

On August 31, 2005, the Corporation completed the previously-announced sale of its interest in its German subsidiary, Ballard Power Systems AG (“BPSAG”), to DaimlerChrysler AG (“DaimlerChrysler”) and Ford Motor Company (“Ford”). Under the terms of the Acquisition Agreement:
•	DaimlerChrysler and Ford acquired the Corporation’s 50.1% interest in BPSAG. In exchange, DaimlerChrysler and Ford returned to the Corporation an aggregate of 9.0 million of its common shares owned by them, valued at $73.8 million, based on the average quoted market price of the common shares around the July 8, 2004 announcement date of $8.20 per share. These shares were then cancelled. The return and cancellation of shares was recorded as a decrease in share capital of $93.1 million at the historical weighted average share price and an increase in contributed surplus of $19.3 million.

•	The existing forward sale agreement, which committed the Corporation to purchase the remaining 49.9% interest in BPSAG from DaimlerChrysler in exchange for the issuance of approximately 7.6 million of its common shares to DaimlerChrysler, was cancelled on August 31, 2005. As a result, BPSAG is now wholly-owned by DaimlerChrysler and Ford.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Unaudited (Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)
3.	Assets held for sale (cont’d):
•	The Corporation will be reimbursed for BPSAG’s net operating expenses incurred between August 1, 2004 and the closing date of the transaction. This payment, net of other purchase price adjustments, is estimated to be $29 million and has been included as part of the gain recorded during the period. Determination and receipt of the final payment is expected in the fourth quarter.

•	The Corporation received a royalty-free license to use all existing vehicular fuel cell support systems intellectual property owned by BPSAG for non-vehicular applications.

•	The Corporation has also agreed, as part of the transaction, to release Ford from any future obligations under the Third Alliance Agreement relating to electric drives for internal combustion/battery hybrid vehicles in exchange for the return to the Corporation of 3,005,892 of its common shares owned by Ford valued at $12.5 million. The return and cancellation of shares was recorded as a decrease in share capital of $31.1 million at the historical weighted average share price and an increase in contributed surplus of $31.1 million, as it was a non-monetary related party transaction.

•	The Corporation has also agreed, as part of the transaction, to assign to DaimlerChrysler certain service obligations of the Corporation under contracts for the supply and service of fuel cell bus engines for demonstration programs in China and Australia. In consideration for the assignment, the Corporation will pay to DaimlerChrysler $1,413,000.
During 2004, the Corporation recorded an estimated loss of $23.1 million on the sale of BPSAG. This loss resulted from writing down the goodwill of BPSAG to the estimated proceeds to be received. Due to the longer than expected time required to complete the sale and the resultant reimbursement of BPSAG’s net operating expenses as set out above, an estimated gain of $17.8 million was recorded in the three months ended September 30, 2005 resulting in an estimated total net loss on the sale of BPSAG of $5.3 million. On closing, the Corporation ceased to consolidate the results of BPSAG. The net proceeds on disposal are estimated at $95.3 million, which includes the return to the Corporation of 9,000,000 of its common shares that are currently held by DaimlerChrysler and Ford, valued at $73.8 million and the receipt of cash for an estimated purchase price adjustment of $29.3 million net of $7.8 million of disposal costs.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Unaudited (Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)
3.	Assets held for sale (cont’d):

Proceeds on disposal	$73,800,000
Estimated purchase price adjustments	29,328,000
Disposal costs	(7,800,000)

Net proceeds	95,328,000
Net investment in BPSAG as at August 31, 2005	77,547,000

Net gain on disposal	$17,781,000

4.	Employee future benefits:

The Corporation maintains a defined benefit pension plan. The benefits under the pension plan are based on years of service and salary levels. Certain employees are also eligible for post-retirement healthcare, life insurance and other benefits.

The defined benefit expense of the Corporation’s employee future benefit plans, in aggregate, is as follows:

	Three months ended		Nine months ended
		September 30		September 30
	2005	2004	2005	2004

Pension plans	$341	$812	$1,034	$1,384
Other benefit plans	118	89	353	276

	$459	$901	$1,387	$1,660

5.	Share capital:

	2005		2004
	Number of		Number of
	shares	Amount	shares	Amount

Common shares:
Balance, beginning of period	118,778,844	$1,231,689	118,187,877	$1,227,079
Issued for cash (net of issue costs)	5,461,723	50,668	—	—
Options exercised	—	—	204,617	1,234
Share distribution plan	454,442	2,587	386,350	3,376
Shares cancelled (note 3)	(12,005,892)	(123,988)	—	—

Balance, end of period	112,689,117	1,160,956	118,778,844	1,231,689

Class A share:
Balance, beginning and end of period	1	—	1	—

Class B share:
Balance, beginning and end of period	1	—	1	—

Total shares, end of period	112,689,119	$1,160,956	118,778,846	$1,231,689

During the three-month period ended March 31, 2005, the Corporation issued 4,457,545 of its common shares at CAD$12.34 per share subsequent to the Corporation’s unconditional exercise, in December 2004, of its right to call a CAD$55 million equity investment in the Corporation by DaimlerChrysler and Ford.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Unaudited (Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)
5.	Share capital (cont’d):

During the three and nine month periods ended September 30, 2005, compensation expense of $989,000 (2004 – $919,000) and $2,906,000 (2004 – $2,366,000), respectively, was recorded in net income as a result of fair value accounting for share options.

During the three and nine month periods ended September 30, 2005, options to acquire nil (2004 – nil) and 779,250 (2004 – 532,152) common shares, respectively, were granted with a fair value of $3.95 per share (2004 — $6.72) and vesting periods of three years (2004 – three years). The fair value of options issued during the period was determined using the Black-Scholes valuation model under the following assumptions:

	Nine months ended
		September 30
	2005	2004

Expected life	7 years	7 years
Expected dividends	Nil	Nil
Expected volatility	60%	63%
Risk-free interest rate	4%	4%

Pro-forma disclosure is required to reflect the impact on the Corporation if it had elected to adopt the fair value method of accounting from inception of the standard, being January 1, 2002. If computed fair values of the options had been amortized to expense over their vesting periods, the net loss and net loss per share would have been:

	Three months ended			Nine months ended
		September 30		September 30
	2005	2004	2005	2004

Net loss	$8,893	$52,581	$70,837	$120,299
Compensation charge related to options granted	45	4,152	6,176	12,367

Pro-forma net loss	$8,938	$56,733	$77,013	$132,666

Pro-forma basic and diluted loss per share	$0.07	$0.48	$0.63	$1.12

As at September 30, 2005, options to purchase 5,692,973 common shares were outstanding.
6.	Related party transactions:

Related parties include shareholders with a significant ownership interest in the Corporation, together with their subsidiaries, affiliates, and the Corporation’s equity accounted investees. The revenue and costs recognized from such transactions reflect the prices and terms of sale and purchase transactions with related parties which are in accordance with normal trade practices.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Unaudited (Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)
8.	Related party transactions (cont’d):

	September 30,	December 31,
	2005	2004

Balances with related parties:
Accounts receivable	$44,246	$8,700
Accounts payable	4,800	1,333

		Three months ended		Nine months ended
		September 30		September 30
	2005	2004	2005	2004

Transactions during the period with related parties:

Revenues from fuel cells, engineering services and related equipment	$11,383	$13,731	$20,735	$34,597
Purchases	254	592	669	1,351
Contract research and development expenditures	55	—	268	608

During the nine months ended September 30, 2005, the Corporation completed the sale of its German subsidiary, BPSAG, to related parties (note 3).
7.	Supplemental disclosure of cash flow information:

	Three months ended			Nine months ended
		September 30		September 30
	2005	2004	2005	2004

Income taxes paid	$—	$160	$145	$206
Non-cash financing and investing activities
Compensatory shares	$—	$1,476	$2,510	$3,526
Accrued disposition costs (note 3)	$3,982	$—	$3,022	$—
Proceeds receivable gross of cash from disposition of assets held for sale (note 3)	$29,797	$—	$29,797	$—
Shares cancelled from disposition of assets held for sale (note 3)	$73,800	$—	$73,800	$—
Shares cancelled upon release of Ford from certain future obligations (note 3)	$12,500	$—	$12,500	$—

8.	Segmented financial information:

The Corporation operates in three market segments, Transportation, Power Generation and Material Products. The Corporation develops, manufactures and markets complete proton exchange membrane (“PEM”) fuel cell engines, PEM fuel cell components and electric drive systems for the Transportation market segment. The Corporation develops, manufactures and markets a variety of products ranging from fuel cell power generation products to power electronics for the Power Generation market segment. The Material Products segment develops, manufactures and markets carbon fiber products primarily to automotive manufacturers for automotive transmissions and gas diffusion electrode materials for the PEM fuel cell industry.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Unaudited (Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)
8.	Segmented financial information (cont’d):

Segment revenues and segment income (loss) represent the primary financial measures used by senior management in assessing performance and allocating resources, and include the revenues, cost of product revenues and expenses for which segment managers are held accountable. Segment expenses include research and product development costs directly related to individual segments. Costs associated with shared services and other costs are allocated based on headcount and square footage. Corporate amounts include expenses for research and product development, marketing expenses and general and administrative expenses, which apply generally across all segments and are reviewed separately by senior management. A significant portion of the Corporation’s production, testing and lab equipment, and facilities, as well as intellectual property and goodwill, are common across the segments. Therefore, management does not classify asset information on a segmented basis. Instead, performance assessments of these assets and related resource allocations are done on a portfolio basis. No change in segment definition has been made in the quarter.

	Three months ended			Nine months ended
		September 30		September 30
	2005	2004	2005	2004

Revenues
Transportation	$11,686	$19,099	$23,535	$48,197
Power Generation	1,767	1,343	4,127	2,825
Material Products	2,674	3,188	8,404	9,817

	$16,127	$23,630	$36,066	$60,839

Segment income (loss) for period(1)
Transportation	$1,897	$(2,992)	$(12,451)	$(7,254)
Power Generation	(862)	(2,303)	(2,666)	(9,306)
Material Products	(344)	96	(1,196)	109

Total	691	(5,199)	(16,313)	(16,451)

Corporate amounts
Research and product development	(10,178)	(10,313)	(31,705)	(30,106)
General and administrative	(4,032)	(3,825)	(13,003)	(11,190)
Marketing	(1,952)	(3,071)	(6,096)	(7,770)
Depreciation and amortization	(6,862)	(7,975)	(20,667)	(31,298)
Investment and other income (loss)	3,848	2,329	8,981	2,667
Gain (loss) on sale and write-down of long-lived assets	(7,405)	(1,102)	(7,717)	(1,407)
Gain (loss) of assets held for sale	17,781	(23,051)	17,781	(23,051)
Equity in loss of associated companies	(735)	(495)	(1,958)	(1,503)

Loss before income taxes	$(8,844)	$(52,702)	$(70,697)	$(120,109)

(1)	Research and product development costs directly related to segments are included in segment income (loss) for the period.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Unaudited (Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)
9.	Guarantees and contingencies:

The Corporation has issued a letter of credit in the amount of $1,199,000 related to a lease agreement for premises. The letter of credit expires in December 2005.

10.	Financial instruments:

Periodically, the Corporation enters into forward foreign exchange contracts to manage exposure to currency rate fluctuations. As at September 30, 2005, forward foreign exchange contracts to sell Euros for US dollars of EUR 25,000,000 were outstanding which expire in November 2005. At September 30, 2005, the Corporation would have received $830,000 to settle the outstanding forward foreign exchange contracts. The forward foreign exchange contracts are accounted for using the fair value method of accounting and as such, the Corporation records the fair value on the balance sheet and recognizes the changes in these fair values as gains or losses in the period.

BASIS OF PRESENTATION
This discussion and analysis covers our interim consolidated financial statements for the three and nine-month periods ended September 30, 2005. As well, it provides an update to our “Management’s Discussion and Analysis” for the year ended December 31, 2004. The information below should be read in conjunction with the Consolidated Financial Statements and Auditors’ Report for the year ended December 31, 2004 contained in our 2004 Annual Report. Our consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The effect of significant differences between Canadian and U.S. GAAP has been disclosed in note 19 to the consolidated financial statements for the year ended December 31, 2004. Unless the context otherwise requires, all references to “Ballard”, “we”, “us” and “our” refer to Ballard Power Systems Inc. and its subsidiaries. This discussion and analysis is dated October 14, 2005.
All amounts in this report are in U.S. dollars, unless otherwise stated.
NON-GAAP MEASURES
We use certain non-GAAP measures to assist in assessing our financial performance. These non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. A description of these non-GAAP measures and reconciliations between financial statement line items and these measures for the periods indicated are as follows:
Normalized net loss measures our net loss after excluding items that are unusual in nature or do not reflect the normal operating activity of the business.

	Three months ended		Nine months ended
		September 30		September 30
Normalized Net Loss	2005	2004	2005	2004
Reported net loss	$(8,893)	$(52,581)	$(70,837)	$(120,299)
Foreign exchange (gains) losses	(2,248)	(807)	(3,601)	1,664
Loss on disposal and write-down of long-lived assets	7,405	1,102	7,717	1,407
(Gain) loss on assets held for sale	(17,781)	23,051	(17,781)	23,051

Normalized net loss	$(21,517)	$(29,235)	$(84,502)	$(94,177)

Normalized net loss per share	$(0.18)	$(0.25)	$(0.69)	$(0.80)

Operating cash consumption measures the amount of cash required to fund the operating activities of the business and excludes financing and investing activities except for additions to property, plant and equipment.

		Three months ended		Nine months ended
		September 30		September 30
Operating cash consumption	2005	2004	2005	2004

Cash used by operations	$(22,398)	$(15,403)	$(74,111)	$(63,898)
Additions to property, plant and equipment	(2,010)	(2,403)	(3,454)	(3,552)

Operating cash consumption	$(24,408)	$(17,806)	$(77,565)	$(67,450)

FINANCIAL OVERVIEW
For the three months ended September 30, 2005 our normalized net loss was $21.5 million or ($0.18) per share, compared to $29.2 million or ($0.25) per share, for the same period in 2004. The lower normalized loss in 2005 was affected by improved engineering service revenue of $6.8 million, decreased research and development and marketing expenses of $1.6 million and $1.1 million, respectively, and lower depreciation and amortization of $1.1 million offset by a $2.4 million decline in product gross margin as a result of lower product sales.
Our net loss for the three months ended September 30, 2005 was $8.9 million, or ($0.07) per share, compared with a net loss of $52.6 million, or ($0.44) per share for the same period in 2004. In addition to the items affecting our normalized net loss discussed above, we completed the sale of our interest in our German subsidiary, Ballard Power Systems AG (“BPSAG”), and as a result recorded a $17.8 million gain while in the corresponding period of 2004, we recorded a $23.1 million loss on assets held for sale related to the same transaction (further discussion below). Also during the quarter we recorded a $7.4 million write-down of long-lived assets associated with our EcostarTM Power Converters.
Our revenues for the three months ended September 30, 2005 were $16.1 million compared to $23.6 million for the same period in 2004. This decrease includes a $14.3 million, or 65%, decrease in product revenues offset by a $6.8 million increase in engineering service and other revenue. The decrease in product revenues primarily relates to lower light-duty automotive fuel cell product deliveries to transportation customers and the completion of shipments of heavy-duty fuel cell bus engines in 2004. The increase in engineering service revenue results from the work performed and achievement of milestones under the next generation light-duty fuel cell engine and electric drive development programs.
Operating cash consumption for the three months ended September 30, 2005 was $24.4 million compared to $17.8 million for the same period in 2004. The increase in 2005 is primarily due to higher working capital requirements as a result of increased accounts receivable balances from engineering service revenues late in the quarter partly offset by lower cash losses. The lower cash losses were driven by higher engineering service revenues, a favourable swing in foreign exchange, and lower research and development and marketing expenses partly offset by a decline in product margins.
Normalized net loss for the nine months ended September 30, 2005 and 2004 was $84.5 million, or ($0.69) per share and $94.2 million, or ($0.80) per share, respectively. Primary reasons for the lower normalized net loss in 2005 are a $10.6 million decline in depreciation and amortization, and a $5.6 million decline in research and development expenses, partly offset by a $6.0 million decline in product margins.
Our net loss for the nine months ended September 30, 2005 was $70.8 million, or ($0.58) per share, compared with a net loss of $120.3 million, or ($1.02) per share for the same period in 2004. Similar to the quarter, our net loss was impacted by the completion of our sale of BPSAG and write-down of long-lived assets associated with our EcostarTM Power Converters as described above.

Our revenues for the nine months ended September 30, 2005 were $36.1 million compared to $60.8 million for the same period in 2004. This decline includes a $23.7 million, or 47%, reduction in product revenues and a $1.1 million, or 11%, decrease in engineering service and other revenue. The decrease in product revenues primarily relates to lower product deliveries to DaimlerChrysler and Ford from the current generation light-duty fuel cell engine program, lower fuel cell sales to transportation customers other than DaimlerChrysler and Ford and the completion of shipments of heavy-duty fuel cell bus engines in 2004. Engineering service revenue was approximately the same.
Operating cash consumption for the nine months ended September 30, 2005 was $77.6 million compared to $67.5 million for the same period in 2004. The increase in 2005 is primarily due to higher working capital requirements. This was driven by expenditures against our warranty reserves to service vehicles in the field and reduction of warranty provisions due to expiries and improved life-time of our heavy-duty fuel cell bus engines and improved reliability of our light-duty fuel cell modules, higher accounts receivables from timing of engineering service revenue, along with increased inventory due to purchases for our carbon fiber business in order to secure raw materials for future production requirements and to meet our service requirements for light-duty fleets, and a decline in accounts payable and accrued liabilities from the beginning of the year due to the timing of the payment of bonuses and reduced expenditures.
SIGNIFICANT DEVELOPMENTS
Transportation
On August 31, 2005, we completed the previously announced sale of our interest in our German subsidiary, BPSAG, to DaimlerChrysler and Ford, our Alliance partners. Under the terms of the agreement (the “Acquisition Agreement”):
•	DaimlerChrysler and Ford acquired our 50.1% interest in BPSAG. In exchange, DaimlerChrysler and Ford returned to us an aggregate of 9.0 million of our common shares that they owned, valued at $73.8 million, based on the average quoted market price of our common shares around the July 8, 2004 announcement date of $8.20 per share. These shares were then cancelled. The return and cancellation of shares was recorded as a decrease at the historical weighted average share price in share capital of $93.1 million and an increase in contributed surplus of $19.3 million.

•	The existing forward sale agreement, which committed us to purchase the remaining 49.9% interest in BPSAG from DaimlerChrysler in exchange for the issuance of approximately 7.6 million of our common shares to DaimlerChrysler, was cancelled on August 31, 2005. As a result, BPSAG is now wholly-owned by DaimlerChrysler and Ford.

•	We will be reimbursed for BPSAG’s net operating expenses incurred between August 1, 2004 and the closing date of the transaction. This payment, net of other purchase price adjustments, is estimated to be $29 million and has been included as part of the gain recorded during the period. Determination and receipt of the final payment is expected in the fourth quarter.

•	We received a royalty-free license to use all existing vehicular fuel cell support systems intellectual property owned by BPSAG for non-vehicular applications.

•	We also agreed as part of the transaction to release Ford from any future obligations to us under the Third Alliance Agreement relating to electric drives for internal combustion/battery hybrid vehicles in exchange for the return to us of approximately 3.0 million of our common shares owned by Ford valued at $12.5 million and as this was a non-monetary related party transaction, the returned shares were recorded as a decrease at the historical weighted average share price in share capital of $31.1 million and an increase in contributed surplus of $31.1 million.
At closing, the parties also signed the Fourth Alliance Agreement, a bus service agreement (the “Bus Services Agreement”) and agreements for the next generation automotive fuel cell and fuel cell vehicle electric drive development programs. Changes to the Alliance under the Fourth Alliance Agreement from the existing Third Alliance Agreement primarily reflect the transfer of BPSAG to DaimlerChrysler and Ford and provide each of the parties with greater flexibility while respecting the principles upon which the Alliance is based. Under the Fourth Alliance Agreement, we continue to be responsible for the research, development and manufacture of vehicular fuel cells for each of DaimlerChrysler and Ford, while DaimlerChrysler and Ford will jointly be responsible for the research, development and manufacture of the vehicular fuel cell support system (balance-of-plant).
Under the Bus Services Agreement, we will provide field support and warranty services for 36 demonstration fuel cell buses in Europe, Australia and China. This contract is worth approximately $3.6 million in revenue to us and will be received in 2005 through to 2007. The development agreement for the next generation automotive fuel cell product provides for funding to us of up to $37 million from DaimlerChrysler and Ford, subject to our completion of work and achievement of technical milestones. The development agreement for the next generation electric drive product provides for funding to us of up to $22 million, subject to the completion of work.
During 2004 we recorded an estimated loss of $23.1 million on the sale of BPSAG. This loss resulted from writing down the goodwill of BPSAG based on the estimated proceeds to be received. Due to longer than expected time to finalize the BPSAG sale and the resultant reimbursement of BPSAG’s net operating expenses as set out above, an estimated gain of $17.8 million was recorded in the current quarter resulting in an estimated total net loss on the sale of BPSAG of $5.3 million.
Power Generation
During September 2005, we completed a transaction with our Japanese partner EBARA Corporation (“EBARA”) and our jointly-owned company, EBARA BALLARD Corporation (“EBARA BALLARD” — owned 51% by EBARA and 49% by us) that will provide funding for the next generation of cogeneration fuel cell stack and system technology.
The following are the key terms of the transaction:
•	We will receive $18 million for the ongoing development of the current and next generation 1 kW combined heat and power cogeneration fuel cells,

subject to the completion of the work under the development program. This funding will be received over the next four years.
•	We will receive an equity investment from EBARA of $11.7 million in two equal payments. The first half of the equity investment was received at closing, with the payment by EBARA to Ballard of $5.9 million in exchange for 1,004,178 Ballard Common shares. The second half of the equity investment will be made in September 2006.

•	EBARA BALLARD will gain rights, over time, through an exclusive, royalty-bearing license payable to us, to assemble, service, develop, manufacture and sell stationary cogeneration fuel cell stacks in Japan, as part of a joint long-term strategy to localize development and manufacturing in Japan for the Japanese market. In connection with this license, in addition to ongoing royalties, we will receive an up-front license fee of $23.6 million, payable over four years with the first payment due in the fourth quarter of 2005, which will be accounted for as a reduction in our net investment in EBARA BALLARD. We will also have the right to receive an exclusive, royalty-bearing, worldwide license (outside of Japan) to all improvements developed by EBARA BALLARD.

•	We will retain all rights related to stationary cogeneration fuel cell markets outside of Japan.

•	We will use the proceeds from the license fee of $23.6 million and the equity investment in us from EBARA of $11.7 million to make $31.0 million in equity contributions to EBARA BALLARD over the next four years, representing our proportionate share of EBARA BALLARD’s funding requirements to support its development costs for the next generation cogeneration fuel cell system.
During the quarter, we decided not to pursue further investment in our EcostarTM Power Converter product line. The carrying value of our long-lived assets associated with our EcostarTM Power Converters was reviewed and we concluded future expected cash flows from these products do not support their carrying value. As a result, the remaining value of intangible assets of $6.2 million was written-down and capital assets were reduced by $1.2 million to their estimated net realizable value of $0.1 million. In addition, inventory provisions against EcostarTM Power Converter inventory were increased by $0.6 million and charged to cost of product revenues.
Corporate
During September 2005, we implemented initiatives to extend the life of our existing cash resources through a targeted 12% reduction in year-over-year operating expenses. The savings will be achieved through reductions in discretionary spending and elimination of approximately 100 full-time positions at our facilities in Vancouver, Lowell and Dearborn. Roughly half of these reductions have been implemented through normal attrition and elimination of open positions. This 12% reduction in operating expenses is in addition to the cost savings realized through sale of BPSAG as described above. We recorded a one-time charge during the quarter of $1.7 million with respect to the position reductions.

CRITICAL ACCOUNTING ESTIMATES
Our consolidated financial statements are prepared in accordance with Canadian GAAP, which require us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements. We have identified the policies below as critical to our business operations and to an understanding of our results of operations. The application of these and other accounting policies is described in note 1 to our 2004 annual consolidated financial statements and did not change in the three and nine-month periods ended September 30, 2005. Our preparation of these financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may vary from these estimates.
Revenue Recognition
We earn revenues under certain contracts to provide engineering and other services. These contracts provide for the payment for services based on our achieving defined milestones. Revenues are recognized under these contracts based on assessments of progress achieved against these milestones. There is a risk that a customer may ultimately disagree with our assessment of the percentage of work completed. Should this occur, the revenues recognized in the period might require adjustment in a subsequent period. Under the terms of certain contracts, we also earn customer service revenue, some of which is recognized based on the percentage of work completed. There is a risk that estimated costs to complete a contract might change, which may result in an adjustment to revenues previously recognized. During the three and nine-month periods ended September 30, 2005 and 2004, there were no material adjustments to engineering service revenue and customer service revenue relating to revenue recognized in a prior period.
Warranty Provision
A provision for warranty costs is recorded on product sales at the time of shipment. In establishing the accrued warranty liability, we estimate the likelihood that products sold will experience warranty claims and the estimated cost to resolve claims received. In making such determinations, we use estimates based on the nature of the contract and past and projected experience with the products. Should these estimates prove to be incorrect, we may incur costs different from those provided for in our warranty provisions.
We review our warranty provision quarterly and make adjustments to our assumptions based on the latest information available at the time and reflect the expiry of contractual obligations. Adjustments to our warranty provision are recorded in cost of sales. As a result of these reviews and the resulting adjustments, our warranty provision and cost of product revenues for the three months ended September 30, 2005 and 2004 were reduced by a net amount of $4.3 million and increased by a net amount of $0.5 million, respectively and for the nine months ended September 30, 2005 and 2004 were reduced by a net amount of $10.0 million and $5.5 million, respectively. The majority of our warranty provision is for Transportation-related fuel cell products.

Inventory Provision
In establishing the appropriate provision for inventory obsolescence, we estimate the likelihood that inventory carrying values will be affected by changes in market demand for our products and by changes in technology, which could make inventory on hand obsolete. We perform regular reviews to assess the impact of technology changes, sales trends and other changes on the carrying value of inventory. Where we determine that such changes have occurred and will have a negative impact on the value of current inventory on hand, appropriate provisions are made. Unforeseen changes in these factors could result in additional inventory provisions being required. During the three months ended September 30, 2005 and 2004, inventory provisions of $0.8 million and recoveries of $1.6 million, respectively, were recorded as a charge to cost of product revenues. During the nine months ended September 30, 2005 and 2004, inventory provisions of $1.1 million and $2.3 million, respectively, were recorded as a charge to cost of product revenues.
Investments
We have made strategic investments in other companies or partnerships that are developing technology with potential application in fuel cell products. Each of these investments is either accounted for by the equity method or carried at cost, depending on whether or not we have the ability to exercise significant influence over the company or partnership. We regularly review such investments and should circumstances indicate that an impairment of value has occurred that is other than temporary, we would record this impairment in the earnings of the current period. Given that these entities are in the development stage, there is significant judgment required in determining whether an impairment in the value of these investments that requires recognition has occurred. During the three and nine-month periods ended September 30, 2005 and 2004, no write-downs of our investments were recorded.
Intangible Assets and Goodwill
As a result of various acquisitions, we recorded a significant amount of intangible assets and goodwill on our balance sheet. In accordance with Canadian GAAP, we do not amortize goodwill, and we amortize intangible assets over periods ranging from five to 15 years. At least annually, we review the carrying value of our intangible assets and goodwill by segment for potential impairment. Among other things, this review considers the fair value of the business based on discounted estimated cash flows. If circumstances indicate that impairment in the value of these assets has occurred, we would record this impairment in the earnings of the current period. During the three and nine-month periods ended September 30, 2005, we recorded a $6.2 million write-down of intangible assets associated with our EcostarTM Power Converters. During the three and nine-month periods ended September 30, 2004, we recorded an estimated loss of $23.1 million as a result of the pending sale of our investment in BPSAG as a charge against goodwill and in addition we also recorded a $0.4 million write-down of intangible assets associated with our AirGen™ fuel cell generator. No write-downs with regards to goodwill were recorded during the three and nine-months ended September 30, 2005.

NEW ACCOUNTING PRONOUNCEMENTS ADOPTED
The accompanying financial information reflects the same accounting policies and methods of application as our 2004 Annual Report, except for the following.
Beginning in 2005, we adopted CICA Accounting Guideline 15 — Consolidation of Variable Interest Entities (“AcG-15”), which requires consolidation of certain entities that are subject to control on a basis other than ownership of voting interests, called variable interest entities (“VIEs”). We have identified potential VIEs and determined that we have no relationships with legal entities that meet the definition of a VIE and therefore the adoption of AcG-15 did not have a significant impact on our consolidated financial statements.
RESULTS OF OPERATIONS
Revenues for the three months ended September 30, 2005 were $16.1 million, a $7.5 million or 32% decrease from the same period in 2004. Revenues for the nine months ended September 30, 2005 were $36.1 million, a $24.8 million or 41% decrease from the comparative period in 2004. The decreases in revenues primarily reflect lower product revenues from the Transportation market segment.
The following table provides a breakdown of our revenues for the reported periods:
(Expressed in thousands of U.S. dollars)

			Three months ended September 30
	2005			2004
		Engineering			Engineering
		Service and			Service and
	Product	Other	Total	Product	Other	Total

Transportation	$3,190	$8,496	$11,686	$17,392	$1,707	$19,099
Power Generation	1,767	—	1,767	1,343	—	1,343
Material Products	2,674	—	2,674	3,188	—	3,188

	$7,631	$8,496	$16,127	$21,923	$1,707	$23,630

(Expressed in thousands of U.S. dollars)

			Nine months ended September 30
	2005			2004
		Engineering			Engineering
		Service and			Service and
	Product	Other	Total	Product	Other	Total

Transportation	$14,337	$9,198	$23,535	$37,910	$10,287	$48,197
Power Generation	4,127	—	4,127	2,825	—	2,825
Material Products	8,404	—	8,404	9,817	—	9,817

	$26,868	$9,198	$36,066	$50,552	$10,287	$60,839

Transportation product revenues for the three and nine-month periods ended September 30, 2005 decreased by $14.2 million, or 82%, and $23.6 million, or 62%, respectively, from the comparative periods in 2004. Revenues during 2005 were down because of lower product deliveries to DaimlerChrysler and Ford from the current generation light-duty fuel cell engine program, and lower fuel cell sales to Transportation customers other than DaimlerChrysler and Ford. Also, shipments during the third quarter of 2004 included heavy-duty fuel cell bus engines to a customer in China, while shipments during the nine months ended September 30, 2004 included customer shipments to China and California.

Engineering service and other revenue primarily reflects the achievement of predefined development milestones for our customers, the related costs of which are included in research and development expenses. The increase in engineering service revenue for the three months ended September 30, 2005, as compared to the same period in 2004, resulted from the completion of the development phase of the current generation light-duty fuel cell engine program in the first half of 2004 and the commencement of revenues under the next generation light-duty fuel cell engine and electric drive programs in the second half of 2005. Engineering service revenue were similar for the nine months ended September 30, 2005 compared to 2004, and again reflect the ending of the current generation program and the beginning of the next generation program, as explained above.
Power Generation revenues for the three and nine-month periods ended September 30, 2005 increased by $0.4 million, or 32%, and $1.3 million, or 46%, respectively, as compared to the same periods in 2004, due primarily to higher sales of our 1 kW fuel cell module for our combined heat and power stationary fuel cell generator and EcostarTM Power Converters.
Material Products revenues for the three and nine-month periods ended September 30, 2005 decreased by $0.5 million, or 16%, and $1.4 million, or 14%, respectively, compared to the same periods in 2004, due primarily to lower vehicle production volumes by our customer.
We expect revenues for 2005 to decline compared to 2004. As we closed the sale of BPSAG in the third quarter of 2005, our 2005 financial results will only include a partial year of revenues from BPSAG compared to a full year of BPSAG revenues in 2004. Also, BPSAG sales were significantly lower in 2005 than in 2004 due to lower deliveries of fuel cell support systems to DaimlerChrysler and Ford. Other contributing factors to the reduction in revenues for 2005 include lower heavy-duty fuel cell bus engine revenue and lower product deliveries of the current generation light-duty fuel cell engines due to the completion of shipments for the U.S. Department of Energy fuel cell vehicle demonstration program. Engineering service revenue for 2005 is expected to be approximately the same as in 2004 ($13.8 million in 2004), and will occur primarily in the second half of 2005. Because of this, overall revenues for the second half of 2005 are expected to be higher than the first half of 2005.
Power Generation revenue for 2005 is expected to be moderately higher than in 2004, reflecting increased revenues from the sale of our 1kW combined heat and power stationary fuel cell generator and Ecostar™ Power Converters. Material Products revenues are expected to be lower than in 2004 due to lower vehicle production volumes by our customer.
Cost of product revenues for the three months ended September 30, 2005 were $6.0 million, a decrease of $11.9 million or 67% compared to the same period in 2004. Cost of product revenues for the nine months ended September 30, 2005 were $24.5 million, a decrease of $17.7 million or 42% compared to the same period last year. The decreases primarily resulted from lower product revenues. In addition, cost of product revenues during the three and nine-month periods ended September 30, 2005 were reduced for the reversal of accrued warranty liabilities of $4.3 million and $10.0 million, respectively, due to contract expirations and improved lifetime expectancy for our heavy-duty fuel cell bus engines along with improved reliability for our light-duty fuel cell modules, offset by additional inventory provisions during the current quarter of $0.8 million. For the three and nine-month periods ended September 30, 2004, cost of product revenues included an accrued warranty liability increase of $0.5 million and reversal of $5.5 million, respectively. The reduction over the nine-month period ended September 30, 2004 was primarily due to contractual expirations, improved lifetime expectancy and lower production costs for light and heavy-duty fuel cell modules.
Research and product development expenses for the three months ended September 30, 2005 were $19.6 million, a decrease of $1.6 million or 8% compared to the same period in 2004. Research and product development expenses for the nine months ended September 30, 2005 were $59.6 million, a decrease of $5.6 million or 9%, compared to the same period in 2004. The decreases are primarily due to the reduced spending on Nexa®, Nexa® RM and Airgen™ fuel cell generators and the completion in 2004 of our current light and heavy-duty fuel cell engine development programs. The next generation light-duty fuel cell engine program has commenced and costs are expected to increase slightly over the next couple of quarters. The decrease in research and product development expenditures was partly offset by the effect of a stronger Canadian dollar, relative to the U.S. dollar, during the three and nine-month periods ended September 30, 2005, compared to the same period in 2004.
Included in research and product development expenses for the three and nine-month periods ended September 30, 2005 were costs of $5.9 million and $15.8 million, respectively, related to our achievement of predefined milestones for our customers under the current development programs for which we earned engineering service revenue. Costs associated with the current development program during the three and nine-month periods ended September 30, 2004 were $2.3 million and $9.8 million, respectively.
General and administrative expenses for the three months ended September 30, 2005, were $4.0 million, an increase of $0.2 million or 5% compared to the same period in 2004, due primarily to the effect of a stronger Canadian dollar, relative to the U.S. dollar, along with increased expenditures related to SOX 404 compliance. General and administrative expenses for the nine months ended September 30, 2005, were $13.0 million, an increase of $1.8 million or 16% compared to the same period in 2004. The primary reason for the increase relative to the same nine-month period in 2004 is the partial reversal of provisions for bonuses during 2004 and the effect of a stronger Canadian dollar, relative to the U.S. dollar. Excluding the above noted items, general and administrative expenses for the three and nine-month periods ended September 30, 2005 were comparable to the same periods in 2004.
Marketing expenses for the three months ended September 30, 2005 were $2.0 million, a $1.1 million or 36% decrease from marketing expenses in the same period of 2004. Marketing expenses for the nine months ended September 30, 2005 were $6.1 million, a $1.7 million or 22% decrease from marketing expenses in the same period of 2004. The decreases in marketing expenses reflect reductions in marketing personnel as a result of lower sales activities, partly offset by the effect of a stronger Canadian dollar, relative to the U.S. dollar.

Depreciation and amortization was $6.9 million for the three months ended September 30, 2005, a decrease of $1.1 million or 14% as compared to the same period in 2004. Depreciation and amortization was $20.7 million for the nine months ended September 30, 2005, a decrease of $10.6 million or 34% as compared to the same period in 2004. In accordance with Canadian and U.S. GAAP, in July 2004 we stopped recording depreciation and amortization on the long-lived assets of BPSAG held for sale. Lower intangible asset balances in 2005, due to certain write-downs at the end of 2004, also contributed to the lower depreciation and amortization during the quarter.
Investment and other income was $3.8 million for the three months ended September 30, 2005, compared to $2.3 million for the corresponding period in 2004. Investment and other income was $9.0 million for the nine months ended September 30, 2005, compared to $2.7 million for the corresponding period in 2004.
The following table provides a breakdown of our investment and other income and foreign exchange gain (loss) for the reported periods:
(Expressed in thousands of U.S. dollars)

	Three months ended September 30		Nine months ended September 30
	2005	2004	2005	2004

Investment and other income	$1,600	$1,522	$5,380	$4,331
Foreign exchange gain (loss)	2,248	807	3,601	(1,664)

	$3,848	$2,329	$8,981	$2,667

Investment and other income, excluding foreign exchange gain (loss), was $1.6 million and $5.4 million for the three and nine-month periods ended September 30, 2005, respectively, an increase of $0.1 million, or 5%, and $1.0 million, or 24%, compared to the same periods in 2004. The improvements are primarily due to higher interest rates, partly offset by the effect of lower average cash balances.
Foreign exchange gains and losses are attributable to the effect of the changes in the value of the Canadian dollar and Euro, relative to the U.S. dollar, on our Canadian dollar and Euro-denominated net monetary assets over the respective periods. The foreign exchange gain for the three and nine-month periods ended September 30, 2005 primarily relates to the weakening of the Euro against the U.S. dollar on our Euro net monetary liabilities, and the effect of a strengthening Canadian dollar relative to the U.S. dollar on our Canadian net monetary assets. While most of our revenue contracts are in U.S. dollars, our local expenditures in Canada and in Germany are subject to the effect of exchange rate movements. We hold Canadian and Euro-denominated cash and short-term investments to reduce the foreign currency risk inherent in expenditures in these currencies. Occasionally, we also enter into forward foreign exchange contracts to manage currency risk and during the three and nine-months ended September 30, 2005 a foreign exchange gain of $830,000 was recorded for these financial instruments, which are discussed further in following sections. Our foreign denominated cash and short-term investments do not qualify for hedge accounting and therefore foreign exchange gains and losses are recognized when they occur.

CASH FLOWS, LIQUIDITY AND CAPITAL RESOURCES
CASH FLOWS
Cash, cash equivalents and short-term investments were $203.8 million as at September 30, 2005, a decrease of $36.5 million from the end of 2004. The decrease was primarily driven by net losses (excluding non-cash items) of $51.1 million, an increase in non-cash working capital requirements of $23.0 million and investing outflows of $14.2 million (excluding an increase in short-term investments), partly offset by $44.9 million (CAD$55 million), and $5.8 million in equity funding received from DaimlerChrysler and Ford, and EBARA, respectively. Cash, cash equivalents and short-term investments decreased by $70.2 million during the nine-month period ended September 30, 2004 driven by net losses (excluding non-cash items) of $54.3 million, higher non-cash working capital requirements of $9.6 million and investing outflows of $6.3 million (excluding an increase in short-term investments).
Cash used by operations for the three and nine-month periods ended September 30, 2005, was $22.4 million and $74.1 million, respectively. This compares to $15.4 million and $63.9 million for the corresponding periods in 2004. The higher cash requirements for operations for the three and nine-month periods were driven primarily by higher non-cash working capital requirements, discussed below.
For the three months ended September 30, 2005, net losses (excluding non-cash items) resulted in cash outflows of $9.4 million compared to $16.2 million as a result of higher engineering service revenue, a favourable swing in foreign exchange, and lower research and development and marketing expenses offset by lower gross margin from product revenues. Working capital requirements resulted in cash outflows of $13.0 million during the three months ended September 30, 2005 compared to cash inflows of $0.8 million for the corresponding period in 2004. The cash outflow related to working capital for the three months ended September 30, 2005 was primarily driven by an increase in accounts receivable due to invoice timing on engineering service revenues, higher working capital requirements related to the assets and liabilities held for sale, which represent changes in the non-cash working capital of BPSAG, lower warranty liabilities driven by expenditures against our warranty reserves to service vehicles in the field and reduced warranty provisions for our light and heavy-duty fuel cells due to contract expirations and improved lifetime expectancy for our heavy-duty fuel cell bus engines along with improved reliability for our light-duty fuel cell modules and higher prepaids and other current assets from the renewal of insurance policies, offset by higher accounts payable and deferred revenue. Increased inventory purchases for our carbon fiber business in order to secure raw materials for future production requirements were offset by inventory consumed to meet our service commitments for light and heavy-duty programs and inventory provisions.
For the nine months ended September 30, 2005, working capital requirements resulted in cash outflows of $23.0 million compared to $9.6 million for the corresponding period in 2004. The cash outflow related to working capital for the nine months ended September 30, 2005 was primarily driven by a decrease in accrued warranty liabilities because of reversals for light and heavy-duty warranty obligations due to reasons discussed above, an increase in accounts receivable as result of timing of invoicing of engineering service and other revenue, an increase in inventory due to service requirements for light-duty fleets and timing of purchases of raw materials for our carbon fiber business offset by recorded inventory provisions, a decline in accounts payable and accrued liabilities from the beginning of the year due to the timing of the payment of bonuses and reduced expenditures, along with higher working capital requirements related to assets and liabilities held for sale.
Investing activities resulted in cash inflows of $52.9 million and cash outflows of $42.6 million for the three and nine-month periods ended September 30, 2005, respectively, compared to cash inflows of $52.1 million and cash outflows of $81.4 million during the corresponding periods in 2004. Changes in short-term investments are primarily driven by our investment decisions in response to swings in yield curves in order to maximize investment returns. Capital spending of $2.0 million and $3.5 million for the three and nine-month periods ended September 30, 2005 was primarily for lab and test equipment and computer systems and equipment. The sale of BPSAG resulted in net cash outflows of $4.3 and $5.2 million in the three and nine-month periods ended September 30, 2005, respectively.
Financing activities resulted in cash inflows of $7.0 and $51.9 million for the three and nine-month periods ended September 30, 2005, respectively, reflecting equity funding received in January 2005 from DaimlerChrysler and Ford and from EBARA in September 2005 and $1.2 million of funds received from ALSTOM Canada Inc. to release restricted shares owned by them.
As at October 14, 2005, we had 112,689,117 common shares, one Class A share and one Class B share issued and outstanding. Also at that date, we had outstanding stock options to purchase 5,642,451 of our common shares.
LIQUIDITY AND CAPITAL RESOURCES
As at September 30, 2005, we had cash, cash equivalents and short-term investments totaling $203.8 million. We will use our funds to meet net funding requirements for the development and commercialization of products in our target markets. This includes research and product development for fuel cell products, carbon fiber products and electric drive systems, the purchase of equipment for our manufacturing and testing facilities, the further development of low-cost manufacturing processes and business systems, and the development of our product distribution and service capabilities.
At this stage of our development, we expect to record losses for at least the next several years as we continue to make significant investments in research and development necessary to commercialize our products. Also, because of a number of factors such as lack of data from recurring sales, established markets and market trends, we are not able to accurately and reliably determine the timing of achieving positive cash flows. Moreover, several of the key factors that influence such determinations are not under our control, including: timing and quantity of products our customers bring to market; market acceptance of such products; the extent of government support or regulation for the adoption of fuel cell technologies; and development of the hydrogen infrastructure required to support our products.
Our financial strategy is to manage our cash resources with strong fiscal discipline; focus on markets where development funding (engineering service revenue) is available to support product development activities; generate profit adding revenues from existing and future products; leverage our automotive product platforms into power generation market opportunities with early revenue potential; license technologies in cases where it is advantageous to the company; and access available government funding for research and development projects. In addition, we will likely need to access additional funding in the next few years. This may include financing from public equity markets or strategic investors depending on the timing and impact on cash requirements from the various factors noted above. As a financing principle, we will maintain minimum cash balances sufficient to fund at least six quarters of operating cash consumption at all times.
Our actual funding requirements will vary based on outcomes of the various factors noted above; our relationships with our strategic partners; our success in developing new relationships with automotive customers; our working capital requirements; foreign exchange fluctuations; and the progress and results of our research, development and demonstration programs.
The following table provides pro-forma selected financial results adjusted for the effects of the sale of BPSAG.
(Expressed in thousands of U.S. dollars)

	Nine months ended September 30, 2005 (1)		Year ended December 31, 2004
	Pro-Forma	As Reported	Pro-Forma	As Reported

Revenue	$28,786	$36,066	$61,805	$81,373
Operating Expenses	$80,857	$99,318	$118,638	$157,530
Net Loss	$(69,978)	$(70,837)	$(124,065)	$(175,407)

(1)	Includes the results of BPSAG for the eight-months ended August 31, 2005
In conjunction with the Acquisition Agreement with DaimlerChrysler and Ford for the sale by us of our interest in BPSAG, the parties have also signed agreements for the next generation vehicular fuel cell and fuel cell electric drive programs. Under the terms of the development agreements, DaimlerChrysler and Ford will jointly provide us with up to $59 million in development funding which we record as engineering service revenue. The development agreement for the next generation fuel cell product provides for funding to us of up to $37 million subject to our completion of work and achievement of technical milestones and the development agreement for the next generation electric drive product provides for funding to us of up to $22 million, subject to the completion of work. This excludes product revenues expected from these programs.
Through our agreement with EBARA and EBARA BALLARD, we will receive $18 million in engineering service revenue over the next four years for the ongoing development of the current and next generation 1 kW combined heat and power cogeneration fuel cells, subject to the completion of the work pursuant to technical milestones under the development program. We will also receive an equity investment from EBARA of $11.7 million in two equal payments: one received during the current quarter, and the other to be received in September 2006. In addition to ongoing royalties to be paid to us, we will receive an up-front license fee of $23.6 million, payable over four years with the first payment due in the fourth quarter of 2005. We will use the proceeds from the license fee of $23.6 million and the equity investment in us from EBARA of $11.7 million to make $31.0 million in equity contributions to EBARA

BALLARD over the next four years, representing our proportionate share of EBARA BALLARD’s funding requirements to support its development costs for the next generation cogeneration fuel cell system.
As part of the BPSAG sale transaction, we will be reimbursed for BPSAG’s net operating expenditures incurred between August 1, 2004 and August 31, 2005. The payment, including other purchase price adjustments, is estimated to be $29 million, and has been reflected in supplemental disclosure of cash flow information for non-cash investing activities.
We expect that operating cash consumption for 2005, excluding the net operating expenses of BPSAG, to be between $60 and $80 million assuming no significant changes in foreign exchange rates in the fourth quarter.
Including the net operating expenses of BPSAG, we expect operating cash consumption during 2005 to be between $85 million and $100 million, assuming no significant changes in foreign exchange rates occur. The potential increase in operating cash consumption in 2005, before any purchase price adjustments related to the sale of BPSAG, compared to 2004 reflects changes in working capital requirements related to higher warranty expenditures for field trials and increased receivables related to the timing of engineering service revenue late in 2005.
On a go forward basis, with the BPSAG sale completed and the cost reductions anticipated from our recently announced restructuring, we expect our operating cash consumption rate for 2006 to be in the range of $50-70 million.
We believe that our cash, cash equivalents and short-term investments are sufficient to meet our planned growth and development activities for the next several years.
Off-Balance Sheet Arrangements & Contractual Obligations
We did not have any material obligations under guarantee contracts, retained or contingent interests in transferred assets, outstanding derivative instruments or non-consolidated variable interests. Periodically, we use forward foreign exchange contracts to manage our foreign exchange risk. As at September 30, 2005, there were forward foreign exchange contracts outstanding to sell Euros for US dollars of EUR 25,000,000. At September 30, 2005, we would have received $830,000 to settle the outstanding forward exchange contracts. We record these derivatives at their fair value as either assets or liabilities on our balance sheet. Any changes in fair value are recorded in our net loss.
As at September 30, 2005, there were no significant changes in our contractual obligations and commercial commitments from those reported in our “Management’s Discussion and Analysis” for the year ended December 31, 2004.
RELATED PARTY TRANSACTIONS
Related parties include shareholders with a significant ownership interest in us, together with their subsidiaries and affiliates, and our equity-accounted investees. The prices and terms of sale and purchase transactions with related parties are in accordance with normal trade practices. Related parties include DaimlerChrysler, Ford, ALSTOM BALLARD GmbH and EBARA BALLARD. We earn revenues from related parties from the sale of products and related services and from engineering service revenues. We also purchase supplies and services from related parties, which are used in the production of our fuel cell and related products. We provide funding to related parties for the purposes of conducting research and development on our behalf and have in the past paid fees for certain administrative services. We have also in the past purchased intellectual property and obtained licenses from and granted licenses to related parties.
Related party transactions for the periods indicated are as follows:
(Expressed in thousands of U.S. dollars)

	Three months ended		Nine months ended
		September 30	September 30
	2005	2004	2005	2004

Transactions during the year with related parties:
Revenues from fuel cells, engineering services and related equipment	$11,383	$13,731	$20,735	$34,597
Purchases	$254	$592	$669	$1,351
Contract research and development expenditures	$55	$—	$268	$608

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
The following table provides summary financial data for our last eight quarters:
(Expressed in thousands of U.S. dollars, except per share amounts )

		Quarter ended
	Sep 30	Jun 30	Mar 31	Dec 31
	2005	2005	2005	2004

Product revenues	$7,631	$8,657	$10,580	$17,023
Engineering service and other revenue	8,496	294	408	3,511

Total revenue	$16,127	$8,951	$10,988	$20,534

Net loss	$(8,893)	$(29,498)	$(32,446)	$(55,108)
Net loss per share	$(0.07)	$(0.24)	$(0.26)	$(0.46)
Weighted average common shares outstanding (000s)	119,779	123,678	122,732	118,694

	Sep 30	Jun 30	Mar 31	Dec 31
	2004	2004	2004	2003

Product revenues	$21,923	$15,407	$13,222	$22,035
Engineering service and other revenue	1,707	5,763	2,817	7,118

Total revenue	$23,630	$21,170	$16,039	$29,153
Net loss	$(52,581)	$(30,555)	$(37,163)	$(37,211)
Net loss per share	$(0.44)	$(0.26)	$(0.31)	$(0.31)
Weighted average common shares outstanding (000s)	118,515	118,385	118,245	118,186

Summary of Quarterly Results: There are no significant seasonal variations in our quarterly results. Variations in our net loss for the above periods are affected primarily by the following factors:
•	Product Revenues: Product revenues for the last four quarters are lower than the corresponding prior year’s quarters and are a result of shipments from the fourth quarter of 2003 through 2004 for product deliveries related to our heavy-duty fuel cell bus program to customers in California and China, and our current generation light-duty fuel cell engine program.

•	Engineering service and other revenue: Variations in engineering service and other revenue reflect the timing of customer development programs and milestone achievements under those programs. Lower engineering service revenue negatively impacted the first and second quarters of 2005 reflecting the completion of the current generation light-duty fuel cell engine development program while the commencement of revenues under the next generation vehicular fuel cell and electric drive program is reflected in the increase in engineering service revenue in the third quarter of 2005.
•	Gain (loss) on assets held for sale: The net loss for the third quarter of 2005 was significantly impacted by a $17.8 million gain on assets held for sale related to the sale of BPSAG. The net loss for the third quarter of 2004 was impacted by a $23.1 million loss related to the same transaction.

•	Loss on disposal and write-down of long-lived assets: The third quarter of 2005 and the fourth quarter of 2004 included write-downs of $7.4 million and $13.2 million, respectively, for capital assets and intellectual property associated with our Ecostar™ Power Converter. The net loss for the fourth quarter of 2004 and the fourth quarter of 2003 also reflects write-downs of investments of $2.5 million and $5.3 million, respectively.

•	Operating expenditures: For each quarter of 2005 and 2004, quarterly operating expenditures decreased relative to the corresponding periods in prior years, primarily due to the winding-down of the current generation light-duty engine program and the benefits of cost reduction initiatives and restructuring activities as well as lower depreciation from the third quarter of 2004 onwards.

•	Depreciation and amortization: Depreciation and amortization in 2005 and the third and fourth quarters of 2004 was lower because we stopped recording depreciation and amortization on the long-lived assets of BPSAG held for sale. In addition, depreciation and amortization in the first, second and third quarters of 2005 were also lower because of a write-down of intellectual property in December 2004.
RISKS & UNCERTAINTIES
Risks and uncertainties related to economic and industry factors are described in detail in our 2005 Annual Information Form. Additional risks and uncertainties associated with the sale of BPSAG were included in the proxy circular that was sent to shareholders in connection with the shareholders meeting on August 29, 2005 to approve the sale of BPSAG. The risks and uncertainties facing us remain substantially unchanged from those described in the above-mentioned documents.